U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


              POST-EFFECTIVE REGISTRATION STATEMENT
                                ON
                                FORM 10-SB-A4

                   Registration Statement on Form 10-SB


            GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                          NORTHPORT INDUSTRIES, INC.
                          --------------------------
       (Name of Small Business Issuer as specified in its charter)



           NEVADA                                    93-0947269
           ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)

                         Spur 239 & Alderete Road
                          Del Rio, Texas 78840

                             P. O. Box 1428
                          Del Rio, Texas 78841
                      ---------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (830) 775-0734

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -------------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

          Northport Industries, Inc. (the "Company" or "Northport")) was organized under the laws of the State of Nevada on April 20, 1987, under the name "Environmental Pyrogenics, Inc." The Company was formed to engage in any lawful activity.

         The Company has spent its life trying to acquire an operating business. The Company had no success until early 1998, and hence had no operations until beginning of 1998. Then, the Company effected a reorganization with Versatech Manufacturing, Inc., a Texas corporation ("VMI"), on December 24, 1997, in a transaction accounted for as a "reverse merger" using the purchase method of accounting. See the heading "Reorganizations" below under this Item, for a more detailed description of this reorganization. The stockholders of VMI controlled the Company following the completion of the reorganization, and VMI was treated as acquiring entity for accounting purposes. There was no adjustment to the carrying value of the assets or liabilities of VMI in the reorganization; the Company is the acquiring entity for legal purposes; and VMI is the surviving entity for accounting purposes. The Company changed its name to "Northport Industries, Inc." following the completion of the reorganization, on January 8, 1998, as outlined below.

          VMI was incorporated under the laws of the State of Texas on December 27, 1997, under the name "Hawk Systems, Inc.; it changed its name to "Versatech Manufacturing, Inc." in June, 1997. The discussion of all business operations of the Company in this Registration Statement are comprised of the current and prior operations of VMI and its subsidiaries only. See the caption "Business" below.

          The Company's authorized capital consists of 25,000,000 shares of $0.001 par value common voting stock and 12,500,000 shares of $0.25 preferred stock.

          The following amendments to the Company's Articles of Incorporation were duly adopted and filed with the Secretary of State of Nevada in accordance with the Nevada Revised Statutes from inception to the date hereof, to wit:

          * Changed name to "Northport Industries, Inc." and a reverse split of both the common and preferred shares on a basis of one for 157.7668, while retaining the authorized capital and par value, and with appropriate adjustments in the stated capital and capital surplus accounts of the Company(1/8/98).

         *     Authorized Series A Non-Voting Preferred Stock
               (12/1/98).  See the heading "Series A Non-Voting
               Preferred Stock" of the caption "Description of Securities," Part II, Item 8.

         All computations in this Registration Statement take into account this reverse split.

          Copies of the Initial Articles of Incorporation of the Company and these amendments were attached to the initial 10-SB Registration Statement and are incorporated herein by reference. See Part III, Item 1.

         This Registration Statement is being filed on a voluntary basis to maintain the Company's quotation on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations," Part I, Item I.

     Limited Public Offerings
     ------------------------

         (1) Conducted an initial limited offering pursuant to Rule 504 of Regulation D of the Securities and Exchange Commission
               (1987).

         (2) Also sold 280,000 shares of its common stock as a limited offering pursuant to Rule 504 (8/98).

     Reorganizations
     ---------------

          The Company has been party to the following reorganizations since its inception:

          (1) On December 24, 1997, the Company acquired 100% of VMI (the "VMI Plan") in exchange for 3,000,000 shares of the Company's common stock, designated as "restricted securities."

          The VMI Plan was adopted, ratified and approved by the Boards of Directors of the Company and VMI, and by all of the stockholders of VMI.

          The source of the consideration used by the VMI stockholders to acquire their respective interest in the Company was the exchange of the outstanding securities of VMI.

          The basis of the "control" by the VMI stockholders was stock ownership.

          The former controlling stockholders of the Company prior to the completion of the VMI Plan were Michael Silvey, William A. Silvey, Jr. and W. Scott Thompson, directors and executive officers. William A. Silvey, Jr. was a beneficial owner of approximately 1,900 pre-VMI Plan outstanding voting securities of the Company, and received 135,000 shares of the Company's common stock for services related to the VMI Plan, which were designated as "restricted securities." W. Scott Thompson was a beneficial owner of 6 pre-VMI Plan outstanding voting securities of the Company, and received 135,000 shares of the Company's common stock for services related to the VMI Plan, which were designated as "restricted securities."

         No director or executive officer of the Company had any interest in VMI prior to the completion of the VMI Plan.

         A copy of the VMI Plan, together with all material exhibits, was attached to the initially filed 10-SB Registration Statement and is incorporated herein by reference. See Part III, Item 1. Also, see the caption "Recent Sales of Unregistered Securities," Part II, Item 4; and Note 3 of the financial statements, Part F/S.

         (2) On July 8, 1998, the Company acquired 100% of the outstanding securities of JOH Rubber, Inc., an Ontario corporation ("JOH" and the "JOH Purchase"), in exchange for 193,767 shares of the Company's common stock, designated as "restricted securities."

         400,000 shares of Series A Non-voting Preferred Stock were also issued to the JOH stockholders on January 8, 1999.

         No director or executive officer of the Company had any interest in the JOH Purchase prior to the completion of the JOH Purchase, except Matt Baumgartner, an executive officer and director of the Company, who owned approximately 40% of JOH at the time of the JOH Purchase.

         The sole asset of JOH consists of 193,767 shares of Gecamex Technologies, Inc.("GTI"), which by agreement with VMI are to be transferred to VMI in exchange for their remaining 367,500 shares of Northport. Because this share exchange agreement is an integral part of the transaction, there is no intrinsic value remaining in the JOH corporate entity, and it is shown on the Company's statements as having no value.

         A copy of the JOH Purchase, together with all material exhibits, was attached to the initially filed 10-SB Registration Statement and is incorporated herein by reference. See Part III, Item 1. Also, see the caption "Recent Sales of Unregistered Securities," Part II, Item 4; and Note 2 of the financial statements, Part F/S.

     Changes of Control During the Past Three Years
     ----------------------------------------------

          Pursuant to the Bylaws and the Nevada Revised Statues, the following changes of control have occurred during the past three years:

          * Michael Silvey, William A. Silvey, Jr. and W. Scott Thompson were elected to serve as directors; and William A. Silvey, Jr. was elected President; and W. Scott Thompson was elected Secretary/Treasurer (10/2/92).

          * Messrs. Silvey, Silvey and Thompson resigned, in seratim, and designated Robert L. Michelini, Len Baker, Bradley D. Osgood and Matt Baumgartner, to serve as directors, and Robert L. Michelini was elected President, Len Baker was elected Vice President and Treasurer and Bradley D. Osgood was elected Secretary (12/24/97).

         * Bradley D. Osgood resigned as Secretary and Matt Baumgartner was elected Secretary. (2/15/98).

          See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

     Sales of "unregistered" and "restricted" securities over the past three years
     -----

          See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

Business.
---------

         The Company is an original equipment manufacturer ("OEM") of sports and golf bags and a supplier to U.S. corporate clients with three divisions: automotive, cut and sew and golf equipment. The "cut and sew" services provided by the Company overlap each of these divisions; the "cut and sew" services are considered a "Division" because they are operated in separate and distinct facilities from the other divisions. See the discussion below.
These three divisions are operated as three separate Maquiladoras in Mexico (and "in-bond" plant in Mexico), which allows the Company to export from the United States to Mexico, raw materials in-bond, thereby avoiding the payment of any Mexican duty. When assembly (or repair) is finished, the product is returned to the United States where a duty is levied only on the cost of the labor and overhead in Mexico, as well as those raw materials of a non-United States origin.

      Automotive Division
      -------------------

         The automotive division's principal business is to design, engineer and manufacture hand and machine sewed products and electrical harnesses.
Once a design is completed, the designer prepares a pattern for the particular product; prototypes of each product are then manufactured; then each prototype product is tested and inspected. On acceptance by the Company's Quality Assurance Department, the product is sent to the customer for approval. Once approved, the Company's purchasing department secures materials to manufacture the product from approved sources selected by the automotive industry, by purchase order, usually on a yearly basis, with weekly deliveries of the materials, as needed. Parallel to securing the materials for production, the patterns are placed in production. Each employee is cross-trained for work on all products. The products are sewn on industrial sewing machines owned by the Company, except that with respect to the gear shift handles, no equipment is necessary as each is hand sewn, with fixtures being required only to hold the product. The "boots" (vinyl or leather material under the gear shift handles) are machine sewn. The products of this division include hand-sewn vinyl and leather wrapped steering wheels, door handles, gear shifts and boots. The Company provides "full gear shift wraps," meaning the Company wraps the plastic gear shift part in foam and then sews on the leather or vinyl cover. Principal customers are Regal Plastics and May and Scofield; payment terms are net, 30 days, FOB the Company's plant, meaning the customer is responsible for freight and shipping to final destination; the Company's customers supply the automotive industry with these products.

          The Company also intends to produce wire harnesses utilized in the manufacture of seat heaters for automobile seats for W.E.T. Automotive Systems, Inc. ("W.E.T."). Under the parties Agreement, the Company must maintain agreeable and acceptable quality, price and delivery rating for all parts produced, or the Agreement between the parties is terminable by W.E.T. All of these requirements shall be specified to the Company by W.E.T; sample parts are also supplied by W.E.T. with the purchase order, for determining quality requirements. The Company must warrant that all parts produced shall be fit for the intended purpose; and non-conforming parts shall be returned to the Company at its expense and risk. The Company shall be given a "preferred supplier" status, and the parties agree to negotiate a long term arrangement in accordance with commercially reasonable terms usual to the automotive industry for similar supplier agreement. Purchase orders shall be delivered by W.E.T. and shall set out the price, delivery, payment and credit terms, and shall be subject to acceptance by the Company; prices are subject to increases for W.E.T. approved engineering changes, and deductions for lower costs of manufacture by the Company, with the Agreement providing for a cost plus 10% fee. The Agreement shall be reviewed annually. W.E.T. shall supply, on a consignment basis, all material and component parts required by the Company to the Company's Texas facilities; the Company shall be responsible for delivery of these items to its plant in Mexico, and the delivery of the finished product to W.E.T's facilities in Mexico. W.E.T. shall also provide and retain ownership of all necessary equipment for these services, by delivery of the equipment to the facilities of the Company in Mexico. In the event of a failure to timely supply the Company with the needed materials, W.E.T. shall pay the Company $4.40US per hour down time for the number of employees of the Company utilized in these operations.

          The Company will also be developing, with Even Flo,, Inc. ("Even Flo") a booster seat for children weighing between 40 to 80 pounds. This product will be developed to meet the new automotive safety requirements for juveniles.

      Cut and Sew Division
      --------------------

          This division is provided with a pattern/drawing for a child or infant seat pads or a sports bag. The Company's prototype department will manufacture (sew) the product based upon the pattern or drawing. The material utilized is polycotten, fire retardant cloth, supplied by the customer; the customer is the owner of the material at all times; and the materials are sent to the Company on consignment only. The completed product is then inspected, and on acceptance by the Company's Quality Assurance Department, will be sent to the customer for approval. Once approved, the patterns or drawings are turned over to production. In the case of pads for child or infant seats, they are sewn on the Company's industrial sewing machines; and the finished product is sent to customers on common carriers arranged by the customer. The Company may personally arrange for shipment of samples only, or rush or late orders, by United Parcel Service. The principal products of this division are infant car seat pads manufactured for Even Flo, and travel and sports bags manufactured for Martha Elizabeth and Linda Jones companies.

      Golf Bag Division
      -----------------

          The Company produces eight styles and sizes of golf bags, from junior to professional, for various Original Equipment Manufacturing ("OEM") customers. The Company's designer develops a design for a particular golf bag, and with the assistance of the Engineering Department, prices the cost of manufacturing the golf bag. If the cost is within the targeted range set by management, the designer will develop patterns, and the prototype department will build a prototype of the golf bag from the pattern. The sample bag is then tested , inspected and reviewed by management for design and public acceptability. The product is then carried to a select group of customers for their comments, and if comments are positive, the patterns and products are again reviewed by the Engineering Department for cost savings and ease of production. Once this is completed, the patterns are turned over to production for the manufacture of a limited number, about 50. The products are then photographed and put into the Company's Golf brochure. The Golf bags are primarily sold to distributors and large manufacturers who want a private label (a product manufactured by others with their name on it) product. Golf bags are also shipped by common carrier. The Company contacts a minimum of three carriers to obtain the best price for delivery; this is done on a daily basis, as shipping prices change continuously.

          Revenues for 1998 totaled $3,766,930, with the Automotive Division accounting for $1,550,383 (41%); the Cut and Sew Division accounting for $2,087,819 (55%); and the Golf Division accounting for $128,728 (.034%) of this total. Revenues for the first quarter ended March 31, 1999 totaled $1,279,953, with the Automotive Division accounting for $339,279 (26%); the Golf Division accounting for $25,722 (.02%); and the Cut and Sew Division accounting for $914,952 (71%) of this total. Of the total sales for the first quarter ended March 31, 1999, Even Flo, which is the Company's major customer, accounted for 71% of all sales.

          Also see the heading "Status of any Publicly Announced New Product or Service," below.

Year 2000
---------

         The Company has been advised by BusinessVision Management Systems, Inc., who is the supplier of the Company's management systems and accounting software, that it is Year 2000 compliant in all areas.

         BusinessVision Management Systems has not agreed to pay for any expenses that might be caused if the Company is not compliant. They have provided the Company with a letter informing the Company that they have developed an "update" that ensures that all BusinessVision products are Year 2000 compliant in all areas. The Company has installed the "update."

         The Company can give no assurance that third parties with whom it does business (e.g., banks and utilities) will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on the Company. However, the Company does not believe that Year 2000 compliance issues of such third parties will result in a material adverse effect on its financial condition or results of operations.

         The Company has received compliance letter from its bank and all of its major suppliers respecting Year 2000 compliance. Management does not believe that Year 2000 compliance issues will have any material adverse effect on it financial condition or results of operations.

Principal Products and Services.
--------------------------------

         The Company is an OEM of sports and golf bags and a supplier to U.S. corporate clients with three divisions: automotive, cut and sew and golf bags. The Automotive Division services range from assembly only to total turnkey, meaning from concept design to completed product. Major products produced are leather wrapped gear shift handles and gear shift boots (the leather or vinyl material under the gear shift handle). The major customers for these products are Regal Plastics and May and Scofield. These customers in turn sell these products to the automotive industry. The Cut and Sew Division primarily sews pads for infant car seats for the Even Flo, and sports bags for Martha Elizabeth and Linda Jones companies. The Golf Bag Division produces eight styles and sizes of golf bags, from junior to professional, for various OEM customers. The Company also sells these products under its own brand, Ever-Green.

          For a further description of the Company's products and services, see the caption "Business" above. Also see the heading "Status of any Publicly Announced New Product or Service," below.

Distribution Methods of the Products or Services.
-------------------------------------------------

         The Company uses direct trucking contracts, (i.e., delivery direct to the customer) to distribute their products, primarily common carriers, and some customers provide their own trucks for products ordered.

         The Company is a sub-supplier to other manufacturers; the Company uses common carriers or customer trucks to deliver their products to its customers; the principal customers are Even Flo, Regal Plastics or May and Scofield.

         Services are provided on site, and are solicited by direct contact to potential clients or by reference from other clients.

         The Golf bags are primarily sold to distributors and large manufacturers who want a private label (a product manufactured by others with their name on it) product. Golf bags are also shipped by common carrier.

          All cut and sew services are provided at the Company's plant in Allende, Coahuila, Mexico, on industrial sewing machines owned by the Company. The Company repairs its own machines, and its employees are trained by the machine manufacturers.

          For a further description of the distribution methods of the Company's products and services, see the caption "Business" above. Also see the heading "Status of any Publicly Announced New Product or Service," below.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          Pursuant to the JOH Purchase, the Company acquired all of the outstanding securities of JOH and the U.S. Patent for a vulcanized-in-place sealing system for automotive engines and transmissions. This is a process for bonding an elastromeric gasket material to a metal cover such as an engine valve cover, anticipated to provide a superior leak-free engine sealing system for automobile engines. The state of the current technology involves the replacement of all metal for the cover through the use of a composite material having less weight and lower cost, and assisting in noise reduction. Ideally, the technology would eliminate all oil and similar leaks in engines and promote longer life in the use of engines and less repairs resulting from leaks. Management believe the technology is presently complete and available for marketing.

         The Company does not plan on selling any vulcanized-in-place business during fiscal 1999. In the automotive business, contracts are usually awarded two to three years in the future. The Company had not received any requests for quotations on this line of business, and does not anticipate being in a position to solicit quotations until the last quarter of 2000, and will use the operations discussed in the following paragraph to present these products to potential customers and to solicit quotations. The Company has hired an independent representative to market these products.

          The Company has completed three rubber molding application in a Joint Venture with Elastomeros Technicos Mundiales S.A. de C.V. ("ETM") made in July of 1999; these parts will be used on the Volkswagon Beetle. The Company will provide ETM with direct labor employees to support ETM's product requirements, and will invoice ETM for the costs of these employees at an agreed upon hourly rate, and for a prorated amount of overhead, depending upon the amount of facilities utilized in providing services for ETM. ETM will provide five molding machines, three rubber moldings and two plastic molding machines under this Joint Venture. The products to be produced are comprised of 40 different rubber and plastic parts for the Volkswagon Beetle; the molded parts are sound reduction devices for interior trim parts, as well as clips to hold wire harnesses in place. These products are presently being manufactured in Germany; however, ETM's equipment will be relocated to Mexico in August, 1999, and production for Volkswagon Mexico will commence in mid-September. These products can be utilized by the entire automotive industry, and depending upon the success of this Joint Venture, will be marketed to the entire automotive industry. A copy of the Agreement with ETM is attached hereto and incorporated herein by reference. See Part III, Item 1.

Competitive Business Conditions.
--------------------------------

          Even Flo has committed 80% of its North American soft trim requirements to the Company. Any cut and sew operation (a company that provides cut and sew services to this industry) with a minimum of 200 sewers would be considered to be a competitor of the Company, and the Company estimates there are approximately 10 such companies presently in operation in the area of the Company. Price, delivery and quality are key factors, and the Company believes it is competitive in all three areas.

         Wrapping gear shift handles is a niche market. The largest competitor is Custom Trim, which has approximately 80% of the market. The Company has approximately 5% of this market. The remainder of the wrapped gear shift handles market are handled in-house by plastic molding companies.

         Golf and sports bags are manufactured by almost every sporting goods company and clothing manufacturing company in the world; every department store, sporting goods store, catalog, general store or outlet carry various golf and sports bags of every kind and description. The Company's present competitive position in this industry is insignificant.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
----------

          The Company's major raw material/supplies required include thread, material for golf bags and child infant seat pads, leather and various plastic components. In all cases, there is a minimum of three sources for supplies. A list of major suppliers includes, but is not limited to the following companies: Even Flo, American & Efrid, Brookwood Rolls Goods, Seiler Plastics, Tape Craft, Seton, Coat's Bell and Creative Foam.

         Industrial sewing machines, new and used are readily available, and have changed little in the past 30 years.

Dependence on One or a Few Major Customers.
-------------------------------------------

          The Company's major customer is Even Flo, for which it cuts and sews the soft pad inserts of infant car seats, and the loss of this customer would have a material adverse effect on our financial condition; for the quarter ended March 31, 1999, Even Flo accounted for approximately 71% of the Company's revenues. The Company has a new written three year agreement that will end in 2002, unless renewed, effective May 21, 1999. A copy of this Agreement is attached hereto and incorporated herein by reference. See Part III, Item 1. Even Flo is also dependent upon the Company for its products. The Company's current strategy is to reduce its reliance on Even Flo so that by the end of 1999, Even Flo will account for approximately 30% of the Company's total revenues. For the year ended December 31, 1998, Even Flo accounted for approximately $2,087,819 (55.4%) of total revenues; and Regal Plastics accounted for approximately $1,527,393 of total revenues (40.5%).
The Company has utilized purchase orders from Even Flo in the past.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

          The Company recently acquired JOH and its vulcanized-in-place sealing system for automotive engines and transmissions. JOH owned Patent #4,819,953, dated April 11, 1989.

          The Company has material contracts with Even Flo, W.E.T. Automotive Systems, Inc. and Elastomeros Technicos Mundiales S.A. de C.V. ("ETM"). Copies of these Agreements are attached hereto and incorporated herein by reference. See Part III, Item 1.

Need for any Governmental Approval of Principal Products or
Services.
---------

         There are no material governmental regulations which affect the current business operations of the Company.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

        Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and prevent the NASD from delisting quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until February, 2000, within which to become a "reporting issuer." See Part II, Item 1.

Research and Development.
-------------------------

          The Company's predecessor, VMI, which was a closely-held corporation prior to its acquistion by the Company, did not maintain a separate account for research and development expenses during fiscal 1997 or during the calendar year ended December 31, 1998; however, the Company estimates that approximately $86,400 was expended in connection the development of three products, wire harnesses, heating steering wheels and leather wrapping of steering wheel shafts. Only the wire harnesses have developed into a product currently being manufactured and marketed by the Company. The Company presently maintains a "research and development" account, and anticipates spending approximately 5% of gross sales of the Automotive Division on research and development of products for this division.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          Since the nature of the Company's business is to cut and sew, the Company does not have an environmental problem. The foam that the Company brings into Mexico to cut is either returned as part of the product to the U.S. or, if scrap material, is returned to the U.S. from Mexico and is disposed of appropriately.

Number of Employees.
--------------------

          As of April 19, 1999 there were 608 full-time employees.

 Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------

Plan of Operation.
------------------

          The Company will be adding two new significant customers within the next 12 months, W.E.T. Automotive Systems, Inc. ("W.E.T.") and Elastomeros Technicos Mundiales S.A. de C.V. ("ETM"). See the caption "Business," and the heading "Status of any Publicly Announced New Product or Service," above, under Item 1, Part I.

         The Company in the next 12 months expects to grow from $3,366,892 to over $6,000,000 in revenues, based upon estimates given to the Company by its customers, based upon their 1999 needs; no assurance can be given that these results will occur. The cut and sew division will continue to grow over the next twelve months from $1,543,280 to $2,500,000 in revenues; this growth will be primarily additional business from the Even Flo. The Company anticipates that the automotive division will grow from $1,543,280 to $3,000,000 in revenues; this growth will be in electric harnesses for heated seats for cars. W.E.T., a new customer and the largest supplier of heated seats to the automotive industry, with approximately 80% of the North American market, will be the entity the Company will be supplying with electric harnesses. Another new customer is ETM; the Company will be producing both rubber and plastic parts for use by Volkswagen. In addition, the Company will be wrapping gear shift handles and sewing gear shift boots for May & Scofield, for end use by Chrysler and Saturn; and, Regal Plastics for end use by General Motors. Management expects that the remainder of the growth will be from sewing high fashion luggage and bags for the Linda Jones Collection and Martha Elizabeth.

          During the next 12 months, the Company's foreseeable cash requirements will be met by bank financing. The Company has a secured revolving credit line from the CIT Group of New York, effective July 19, 1999, with no present expiration date. This line bears interest at prime + 1 3/4 %, plus 3/4% for the factoring and allows the Company to factor up to 85% of all customer account receivable less than 90 days old. The Company is allowed to borrow 50% on its inventory up to $250,000. As of July 19, 1999, receivables which were less than 90 days old amounted to $379,427; and as of March 22, 2000, similar receivables were $1,580,256.

         The Company plans on continuing to do research in the "JOH Rubber" area, primarily in the composite polymoric material in either thermosetting or thermoplastic. The nature of the research is confidential and can not be discussed in a public document. The new technology, if successful, will provide a better sealing, lighter weight, lower noise and less costly product for automotive power trains.

         The Company also plans on upgrading its auto CAD (computer aided design) system at an approximate cost of $25,000, in addition to improving its manufacturing plant at a cost of $250,000.

         The Company has the option to purchase the facility in Allende (see
Part I, Item 3) within the next 14 months, or until the end of February 2000; however, there are no plans at this time to purchase this facility. The purchase price under the option is $850,000, with all lease monies paid being credited to the purchase price.

         The Company is investigating the possibility of purchasing its own embroidery equipment at an approximate cost of $25,000.

         The Company also expects its work force to grow by 10% over the next 12 months.

Results of Operations.
----------------------

         Northport operates in two industry segments: automotive components and child transportation and safety products. The automotive segment is active in the design; engineering and manufacturing of automotive parts while the child transportation and safety products operations are carried on exclusively in our cut and sew division. In the 12 months ended December 1998 the Company did not have "segments" under SFAS 131, 17. Nor did it keep separate profit centers for the different products. Management estimates that approximately 55% came from the child transportation and safety products, 5% from golf bags and miscellaneous products and the remaining 40% from automotive. Golf bags is not an industry segment due to its low volume. Management feels that golf bag sales will be less than 1% of 1999 revenue.


          The sales of automotive parts are derived from the sale of gearshift handles, boots (the part under the gearshift). Northport typically receives purchase orders to produce and deliver specific quantities of the product, which are issued in advance of anticipated delivery dates. The actual volume of parts produced under the order in any given year is dependent upon the actual number of vehicles produced in which the part is incorporated.
Contract prices are generally adjusted annually for material price increases and for stipulated price reductions relating to expected improvements in productivity. Any increase or decrease, as the case may be, affects the gross margin percentage because a portion of the cost of sales is represented by fixed overhead costs.

          Northport is engaged as a single source supplier to Regal Plastics and May & Scofield. These companies in turn are engaged as a single source supplier under all of the current major programs with General Motors and Chrysler.

         It has been Northport's experience that once it has received a commercial production order to produce a part, it will usually continue to produce the part throughout the time such part is utilized by the customer.

          All sales of child transportation and safety products were to Even Flo Corporation. These sales were made pursuant to an agreement entered into in October of 1998. All sales to Even Flo during the 12 months ended December 1998 were for labor only. Even Flo supplied all material with the exception of thread. In the future, it is anticipated that Northport will begin to purchase material from approved suppliers.

Salaries.
---------

         There are no present plans to pay salaries to any director or executive officer of the Company except Messrs. Michelini and Baker.

Sales.
------

         Consolidated sales for the 12 month period ended December 31, 1998, increased $2,026,028 or 188% to $3,766,930 from $1,740,902 for the year ended
December 31, 1997.

          Sales of automotive parts amounted to approximately $1,506,772 for the 12 month period ended December 31, 1998 as compared to approximately $1,000,000 for the year ended December 31, 1997. Of the increase, $425,000 was a new contract with May & Scofield for the Saturn boot and a Chrysler gearshift handle. The additional sales were increased demands from Regal Plastics.

          Sales of child transportation and safety products amounted to approximately $2,260,158 for the 12 month period ended December 31, 1998 as compared to approximately $250,000 for the period ended December 31, 1997. This was all the result of new programs awarded to Northport during the 12 months ended December 1998.

Gross Profit.
-------------

         Gross profit for the 12 month period ended December 31, 1998 was $812,325 or 21% as a percentage of consolidated sales as compared to ($410,477) or (24%) for the year ended December 31, 1997. This increase of 45% of consolidated sales is due to two main factors: (1) production efficiencies in both automotive and child transportation and safety products;
(2) higher sales as compared to the prior year and fixed overhead costs had not increased at the same rates as the sales increases.

Selling, General and Administrative Expenses.
---------------------------------------------

          Selling, general and administrative expenses for the 12 month period ended December 31, 1998 were $688,490 or 19% as a percentage of consolidated sales as compared to $425,813 or 24% in the year ended December 31, 1997. The percentage of cost did not increase at the same rate as the increase sales. There was a recovery of $11,225 of bad debt that was recovered in addition due to purchasing a patent and an amortization cost of $20,578 was added.

Interest Expense.
-----------------

          Interest on debt for the 12 month period ended December 31, 1998 was $17,767 compared to $62,522 in the year ended December 31, 1997. The decrease of $44,755 was due primarily to less money borrowed.

Income Tax.
-----------

         The Company had an income tax of $4,751 for the 12 month period ended December 31, 1998 as compared to zero income taxes for the year ended December 31, 1997. As of December 31, 1998, the Company had accumulated losses for income tax purposes of approximately ($639,464). These losses were available to reduce taxable income in future years.

Net Income.
-----------

         Northport's profit for the 12 month period ended December 31, 1998 was $102,195 or $0.02 per share as compared to a loss of ($836,290) or ($0.28) per share in the year ended December 31, 1997.

Liquidity.
----------

         At the year ended December 31, 1998, the Company had $12,038 in cash, current assets of $573,618, with current liabilities of 486,321. The Company secured a revolving line of credit from Del Rio National Bank on October 27, 1998; this line matured in mid 1999. The Company now has a new secured revolving credit line from the CIT Group of New York on July 19, 1999. This line bears interest at prime + 1 3/4 %, plus 3/4% for the factoring and allows the Company to factor up to 85% of all customer account receivable less than 90 days old. Present accounts receivable within 90 days amount to $1,580,256. The Company has not identified any other sources of long term cash or financing and its present long term liquidity is dependent upon this line of credit. Without other liquid sources or funds for operations, the growth of the Company may be severely limited.

          The Company has three notes payable, two to GMAC for two Chevrolet vans totaling $31,490 with monthly payments of $1,056 until December 2000; and one to Clark Credit for a forklift for $11,807, with monthly payments of $573 until September 2000. The Company also has related party debt which consists of $33,528 to Fairfax and $28,471 to Robert L. Michelini, the Company's President. Based upon present customer demands, management believes its cash requirements for 1999 can be met with this line of credit and from present operations.

         Mexican law requires, in addition to federal payroll taxes, termination pay for employees who are laid off. Such payment is based on a formula including pay rate and years of service. The Company has not set up a reserve for such payments, contending that they are unlikely to ever be due. If an employee quits, he or she is not entitled to any such termination pay. The Company estimates its maximum theoretical exposure to such a liability, as if all employees had been laid off on December 31, 1998, at $150,000.

         During 1998, the Company engaged a consultant to effect a limited offering of common stock pursuant to 504 of Regulation D of the Securities and Exchange Commission. A dispute arose regarding performance and compensation and this contract was canceled; however, the Company had received $61,200 in consideration for the sale of 235,752 shares of common stock pursuant to this offering.

         The Company also sold an additional 51,750 shares of its common stock ("restricted securities") during 1998 for $78,500.

Item 3.  Description of Property.
---------------------------------

          The Company leases several properties.

          * 20,000 square foot office and warehouse at Spur 277 and 239 Alderete Lane, Del Rio, Texas, which is leased for $1,650 per month with the lease ending January 31, 1999. The space is being leased on a month to month basis until the Company determines its long-term needs.

          * 52,000 square foot plant at 4 Carretera Presa in Acuna, Coahuila, Mexico, which is leased for $5,000 per month, with the lease ending November 1999.

          * Building in Coahuila, Mexico, for $3,440 per month, with the lease being renewable.

          * The Company leases a 39,000 square foot facility in Allende, Mexico for $9,806 per month (plus a value added tax of $1,471 which will be returned to the Company), with an option to purchase any time during the first fourteen months of the lease. All lease monies paid would be applied to the purchase price of $850,000.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof with the number of outstanding shares at 5,709,402, which includes 400,000 shares into which outstanding Series A Non-Voting Preferred Stock is convertible, based upon a conversion price of $1.00 per share, which is commensurate with the present bid prices for the common stock of the Company on the OTC Bulletin Board (see the heading "Preferred Stock," Item Part I,
Item 8:


                      Number of Shares               Percentage
Name and Address     Beneficially Owned               of Class
----------------     ------------------               --------

Fairfax Industries, Inc.(1) 1,488,000                 26.00%
46641 Arboretum
Plymouth, Michigan 48170

Cenote Plastics(2)            900,000(4)               15.70%
P. O. Box 421812
Del Rio, Texas 78842-1812

Matt Baumgartner(2)         1,230,948                 21.56%
P. O. Box 421812
Del Rio, Texas 78842-1812

Robert L. Michelini(3)      2,493,589              27.91%
P. O. Box 1438
Del Rio, Texas 78841

Bradley D. Osgood(4)        1,488,000                 26.00%
P. O. Box 1438
Del Rio, Texas 78841

     (1) Robert L. Michelini and Bradley D. Osgood each own 40% of Fairfax Industries, Inc., and the entire beneficial ownership of this entity is included as being beneficially owned by each. Also, see the heading "Securities Ownership of Management," below.

     (2) Matt Baumgartner owns 50% of Cenote Plastics, and the entire beneficial ownership of this entity is included as being beneficially by Mr. Bamgartner. Also, see the heading "Securities Ownership of Management," below.

     (3) Includes all of Fairfax Industries, Inc.'s stock ownership in the Company; 10,089 shares common indirectly owned by Jeanne Michelini; and 95,500 shares of common stock in to which Mr. Michelini's 95.500 shares of Series A Non-Voting Preferred Stock are convertible.

     (4) Includes all of Fairfax Industries, Inc.'s stock ownership in the Company.

 Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof with the number of outstanding shares at 5,709,402, which includes 400,000 shares into which outstanding Series A Non-Voting Preferred Stock is convertible, based upon a conversion price of $1.00 per share, which is commensurate with the present bid prices for the common stock of the Company on the OTC Bulletin Board (see the heading "Preferred Stock," Item Part I, Item 8:

                          Number of Shares      Percentage of
Name and Address         Beneficially Owned(1,(2) of Class
----------------         ------------------      -------------
[S]                        [C]                    [C]
Matt Baumgartner(2)         1,230,948                 21.56%
P. O. Box 421812
Del Rio, Texas 78842-1812

Robert L. Michelini(3)      2,493,589              27.91%
P. O. Box 1438
Del Rio, Texas 78841

Bradley D. Osgood(4)        1,488,000                 26.00%
P. O. Box 1438
Del Rio, Texas 78841

Fernando Gonzales   Garza          -0-                    -0-
P. O. Box 1438
Del Rio, Texas 78841

Len Baker                 -0-                    -0-
P. O. Box 1438
Del Rio, Texas 78841

All Directors and           5,212,537                 91.29%(1), (2), (3) and
Officers (5) as a                                  (4)
Group.(1), (2), (3) and
(4)
---
      (1) Robert L. Michelini and Bradley D. Osgood each own 40% of Fairfax Industries, Inc., and the entire beneficial ownership of this entity is included as being beneficially owned by each. Also, see the heading "Securities Ownership of Management," below.

     (2) Matt Baumgartner owns 50% of Cenote Plastics, and the entire beneficial ownership of this entity is included as being beneficially by Mr. Bamgartner. Also, see the heading "Securities Ownership of Management," below.

     (3) Includes all of Fairfax Industries, Inc.'s stock ownership in the Company; 10,089 shares common indirectly owned by Jeanne Michelini; and 95,500 shares of common stock in to which Mr. Michelini's 95.500 shares of Series A Non-Voting Preferred Stock are convertible.

     (4) Includes all of Fairfax Industries, Inc.'s stock ownership in the Company.

          See the caption "Directors, Executive Officers, Promoters and Control Persons," below, Part I, Item 5, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Robert L. Michelini President,     12/24/97         *
                    Chairman,      12/24/97         *
                 CEO            12/24/97         *
                    and Director   12/24/97         *

Matt Baumgartner    Secretary       2/15/98         *
                 and Director   12/24/97         *

Bradley D. Osgood   Director       12/24/97         *
                 Secretary      12/24/97         2/15/98

Len Baker         Vice President 12/24/97         3/20/00
                 Treasurer      12/24/97         3/20/00
                 Director       12/24/97         3/20/00
                 Assistant Sec  12/24/97         3/20/00
                 General Manager12/24/97         3/20/00
                      Automotive Division
Fernando Gonzalez
Garza               Director        10/2/98         *

          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

         Robert L. Michelini, President, Chairman, CEO and a director. Mr. Michelini is 61 years of age and graduated with a B.B.A. from Western Michigan University, with a minor in Math and an MBA from the University of Detroit.
He began his business career as a Systems, Analyst with I.B.M. Corporation where he set up and designed computer systems (February, 1960-December 1963) and from there moved on to Bendix Corporation as the Director of Corporate Computer Systems (January, 1963-August, 1970). From September, 1970 to November, 1979, Mr. Michelini worked for Lear Corporation as the President of Acts Computing and as Vice President of the corporation. During this time, he developed, set up and ran the online lotto for the State of Michigan and managed the facility management contract on the largest computer in the world. Beginning his career as an entrepreneur, Mr. Michelini opened the doors on Computer Alliance. As Chairman and 60% owner of the Company, his leadership was instrumental to it being designated as the fastest growing company in Michigan and 18th in the United States in 1984 (November, 1979-December,
1985). As President and 50% owner of Fair Haven Industries (August, 1983-December, 1990), Mr. Michelini's expertise resulted in automotive sales that increased from $2,000,000 to $22,000,000, with an eventual buy-out by Lear Corporation. From March, 1990-October, 1994, Mr. Michelini acted as President of the Bauerhim division of Gecamex Industries, Inc. ("Gecamex"), while simultaneously holding the position of Vice President of Gecamex. Gecamex was engaged in similar "cut and sew" services as those provided by the Company, related to sewing seats for children and automobile seats for infants. Mr. Michelini acted as President of the Company's predecessor, VMI, from November, 1994, to December, 1997; and he was elected President of the Company in January, 1998, following the acquisition of VMI.

         Matt Baumgartner, Secretary and a director. Mr. Baumgartner is 57 years of age and graduated with a Bachelor of Science in Chemical Engineering and an MBA from the University of Windsor. He worked as a process engineer for a supplier of automotive plastics from 1964 to 1967, and taught college mathematics from 1967 to 1980. Since 1980, through the present, Mr. Baumgartner was the co-founding manager (from February, 1985 through December, 1998), looking after all aspects of managing the start-up of the Canadian manufacturing facilities for the following companies: Kautex (now part of Textron), which produced blow-molded plastic fuel tanks; Kuester (now part of Magna), which produced cable-drive window lifters; Rasmussen (still independent), which produces quick-connect hose mechanisms and hose clamps.
In January of 1989, he started JOH (now part of the VMI group of Companies), which produces power-train composite cover/sealing systems; In February, 1989, he started Bauerhin (now part of the VMI group of Companies), which produces interior trim assemblies and electric seat heaters; In March, 1990, he started Knapp Plastics (now part of LDM Technologies), which produces interior and exterior molded plastic automotive parts. He was appointed President of Gecamex in June, 1989(now part of the VMI group of Companies), which was a merger of the JOH and Bauerhin companies taken public on the Toronto Stock Exchange in 1993. From January of 1993, he has been Chairman and CEO of Gecamex, until his resignation in February, 1996. Since that time, he has been semi-retired, but has consulted with various German companies desiring to open facilities in Mexico, Canada and the United States.

         Bradley D. Osgood, director. Mr. Osgood is 59 years of age and graduated from Hillsdale College with a degree in Business Administration and received a M.B.A. in Finance from the University of Michigan at Ann Arbor.
In 1983, he co-founded Fair Haven Industries, Inc. and served as Chairman of Fair Haven Industries, which was eventually bought out by Lear Corporation 1990. He also co-founded Fairfax Industries, Inc. in 1986 and serves as Chairman of the Board. In 1994, he became President of Red River Company, a manufacturer's representative business out of Austin, Texas, primarily working on behalf of Mexican maquiladoras, selling services to automotive suppliers, sporting good manufacturers and other businesses utilizing expertise in cut and sew manufacturing; he still serves as its President.

          Len Baker, Vice President, Treasurer, Assistant Secretary and director. Mr. Baker is 37 years of age and graduated from the Manufacturing engineering program at St. Clair College in Windsor, Ontario, Canada, and has continued his education by completing one year in the St. Clair College Architectural Engineering Technology program; received certification from completion from the Ontario Management Development Program; received a Human Resources Certificate through part-time studies; and, completed two years of study toward a Business of Commerce degree at the University of Windsor. From August 1983 through March 1993, Mr. Baker held positions as Quality Control Inspector, Quality Control Supervisor/Statistical Process Control Coordinator, Plant Manufacturing Engineer, and Quality Control Manager at various automotive manufacturing companies in Canada. He was personally responsible for ensuring the quality conformance of stamped automotive parts, training in the use of S.P.C. and various inspection methods and for the preparation of Initial Sample Inspection Reports. From March 1993 through December 1997, Mr. Baker has held positions as General Manager for an Ontario facility that manufactured seating for Chrysler and was accountable for the profitability of the operations; Vice President of Manufacturing for manufacturing facilities for two locations in Canada, one operation in Michigan and the Del Rio, Texas/Ciudad Acuna operations. Mr. Baker accepted the position of General Manager of Gecamex in October of 1994, a position he held through the recent reorganization and continues to hold for VMI.

Fernando Gonzales Garza, Director. Mr. Gonzales is 43 years of age and graduated with a degree in Business Administration from Universidad Regiomontana in Monterrey, Nuevo Leon, Mexico and continued his education at Texas A & M International University, Laredo, Texas, receiving a Master of Business Administration on International Trade. He founded AFRASA International in 1977. Mr. Gonzalez in President and CEO of AFRASA, a company engaged in retailing and distributing auto parts. The company employs 44 people and maintains six retail stores and two warehouses. Mr. Gonzalez is and has been actively involved in politics in Acuna, and is a member of the Chamber of Commerce on both sides of the border.

Significant Employees.
----------------------

          The Company has no significant employees who are not executive officers.

Family Relationships.
---------------------

          None.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

            (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

            (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

            (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

            (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                    SUMMARY COMPENSATION TABLE


                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

Robert L.
Michelini,
President,  12/31/97    0     0     0     0      0     0   0
Chairman,   12/31/98 $80000   0     0     0      0     0   0
CEO and
Director

Matt
Baumgartner,
Secretary   12/31/97    0     0     0     0      0     0   0
and Director12/31/98    0     0     0     0      0     0   0

Bradley D.
Osgood,
Director    12/31/97    0     0     0     0      0     0   0
            12/31/98    0     0     0     0      0     0   0

Len Baker,
Director,   12/31/97  $85000  0     0     0      0     0   0
General
Manager     12/31/98  $45000  0     0     0      0     0   0

          Other than the salary listed above, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended December 31, 1998 or 1997. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

          The two executive officers who are currently salaried, Messrs. Michelini and Baker, are not paid for specifically serving as directors or executive officers; Mr. Baker is paid as the General Manager of the Automotive Division, and Mr Michelini is paid as the CEO. There are no plans to pay any of the other persons serving as directors or executive officers in these capacities or any other capacity.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

        The following is the material transaction between the Company and any director, executive officer, five percent stockholder or promoter or founder of the Company:

          *    See the heading "Reorganizations," Part I, Item 1, paragraph
               (2) and also see Part III, Item 1, Exhibit 10.2, "Offer to Purchase dated August 14, 1998 of JOH Rubber Inc."

Parents of the Issuer.
----------------------

          The Company has no parents.  See the caption "Business
Development," Part I, Item 1.

Item 8.  Description of Securities.
-----------------------------------

          The Company has two classes of securities authorized, consisting of 25,000,000 shares of $0.001 par value common voting stock and 12,500,000 shares of $0.25 par value non-convertible preferred voting stock.

     Common Stock
      ------------

         The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

         There are no outstanding options, warrants or calls respecting any of the authorized but unissued common stock of the Company.

         There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

     Preferred Stock
     ---------------

         The are two classes of preferred stock authorized to be issued by the Board of Directors (i) preferred stock, and (ii) Series A Non-Voting Preferred Stock.

     Preferred Stock
     ---------------

          *    Non-voting.

          *    $233,541 liquidation preference.

          *    Convertible to common on a basis of one for one.

          *    5,921 shares outstanding.

     Series A non-voting
     --------------------

          *    Non-voting.

          *    Redemption or Face Value of $1 per share.

          *    5% cumulative cash dividend on the Redemption or Face Value.

          * callable at any time by the Company, by payment of the Redemption or Face Value and any accrued 5% cumulative dividends.

          * convertible at the option of the holder into "restricted securities" in common stock of the Company at the Redemption or Face Value, on the closing bid of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to the conversion.

          * in the event for any reason the preferred stock is still outstanding after three years from its issuance, the Company, at its option, may convert the Redemption or Face Value into "restricted securities" in common stock of the Company on the closing price of the common stock of the Company on the OTC Bulletin Board of the NASD or any other recognized market where these securities publicly trade on the day prior to conversion.

            * Share equally in assets on distribution, pro rata, with the common stockholders.

          * 400,000 were issued to the JOH stockholders; see the heading "Reorganizations," Part I, Item 1, paragraph (2).

         There are no outstanding options, warrants or calls respecting any of the authorized but unissued preferred stock of the Company.


                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

         The Company's common stock is quoted on the OTC Bulletin Board of the NASD under the symbol "PESO." Quotations commenced on July 1, 1997, as "unpriced."

         The following quotations were provided by the National Quotation Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                             STOCK QUOTATIONS*

                                               CLOSING BID

Quarter ended:                          High                Low
--------------                          ----                ---

September 30, 1997                      unpriced

December 31, 1997                       unpriced

March 31, 1998                          unpriced

June 30, 1998                           5.00                5.00

September 30, 1998                      5.75                 .1875

December 31, 1998                       1.5625               .16


Restricted Securities
---------------------

         There are currently 5,309,402 outstanding voting securities of the Company, 5,008,091 of which are designated as "restricted securities." Of these 5,008,091 "restricted securities," all have satisfied the one year holding period of Rule 144, and may be publically sold in accordance with this Rule; the effectiveness of this Registration Statement will enable the Company to have "current public information" available for resale of "restricted securities" 90 days after the effective date, which was May 9, 1999, so long as all required reports have been filed. Any sales of these "restricted securities" could have an adverse affect on the current or any future public market for the Company's common stock.

Holders.
--------

          The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 178.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                           Date           Number of           Aggregate
 Name or Group           Acquired          Shares           Consideration
 -------------           --------         ---------         -------------
Common Stock

VMI Plan
 VMI stockholders        12/24/97        3,000,000               (1)
 Consultants and
 attorneys               12/24/97          450,000               (2)
 Finders and their
 donees                  12/24/97        1,150,000               (3)
 Private Placement       12/24/97          350,000               (4)
JOH Purchase
 JOH stockholders          8/14/98          193,767              (5)
Leonard W. Burningham,
Esq.                       1/21/99            7,500                (6)

Preferred Stock

JOH Purchase
 JOH Stockholders         8/14/98          400,000                (7)

(1)  These shares were issued in exchange for shares owned in VMI.
     See Part III, Item 1, Exhibit A of Exhibit 10.1; also see Section 1.1(i) of Exhibit 10.1.

(2) 450,000 shares of "unregistered" and "restricted" common stock for non-capital raising services rendered by Consultants and Attorneys, all issued pursuant to Rule 701 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the 1933 Act"). See Part III, Item 1, Schedule A of Exhibit 10.1; see also Section 1.1(ii) of Exhibit 10.1, and Exhibit 10.3.

(3) "Unregistered" and "restricted" common stock issued under an exemption from registration provided for under Section 4(2) of the 1933 Act, as finders and their donees. See Part III, Item 1, Schedule B, C, D and E of Exhibit 10.1; see also Section 1.1(iii) and (iv) of Exhibit 10.1.

(4) "Unregistered" and "restricted" common stock issued pursuant to a Private Placement made in reliance on Section 4(2) of the 1933 Act. See
     Part III, Item 1, Exhibit B of Exhibit 10.1; see also Section 1.1(v) of
     Exhibit 10.1.

(5)  193,767 "restricted" shares issued pursuant to the JOH Purchase.  See
     Part III, Item 1, Exhibit 10.2.

(6) Issued pursuant to an Engagement Letter under Rule 701 of the Securities and Exchange Commission. See Part III, Item 1, Exhibit 10.4.

(7) Issued to the JOH Stockholders; see the heading "Reorganization," part I, Item 1, paragraph (2).

          Management believes each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Regulation D, Rule 506. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The Company believes these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) thereof.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

     Audited Financial Statements for the year ended December 31, 1998 and
     1997*
     ----

     Independent Auditors' Report

     Consolidated Balance Sheets

     Consolidated Statements of Operations

     Consolidated Statements of Stockholders' Equity

     Consolidated Statements of Cash Flows

     Notes to the Consolidated Financial Statements

     * Filed with the 10-SB-A1, and also filed with this report with minor changes.

                    NORTHPORT INDUSTRIES, INC.


                       FINANCIAL STATEMENTS


            For the Two Years Ended December 31, 1998

                          March 19, 1999

                   INDEPENDENT AUDITORS REPORT


To the Board of Directors
   Northport Industries, Inc.
   (formerly Versatech Manufacturing, Inc.,
   Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
   Del Rio, Texas

We have audited the accompanying consolidated balance sheet of Northport Industries, Inc. and subsidiary as of December 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northport Industries, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the periods then ended in conformity with generally accepted accounting principles.

Malone & Bailey, PLLC

Houston, Texas
March 19, 1999

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                    CONSOLIDATED BALANCE SHEET
                        December 31, 1998

               ASSETS
Current Assets
  Cash                                                          $   12,038
  Accounts receivable                                              216,254
  Inventory                                                        337,799
  Prepaid expenses                                                   7,526
     Total Current Assets                                          573,617
Property and Equipment, net of $106,730 accumulated depreciation   637,965
Patent, net of $20,578 accumulated amortization                    308,669
Deposits                                                            48,664

     TOTAL ASSETS                                               $1,568,915

     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Current portion of installment debt                           $   16,054
  Bank credit line payable                                          68,096
  Due to related parties                                            61,999
  Accounts payable                                                 339,778
  Accrued expenses                                                  57,642
  Income taxes payable                                               4,751
     Total Current Liabilities                                     548,320
Long-Term Debt
  Installment debt                                                  27,243
     Total Liabilities                                             575,563

Redeemable common stock                                            181,513

Stockholders' Equity
  Convertible preferred stock, $.25 par value, 12,500,000 shares authorized,
      - 5,921 shares issued and outstanding                          1,542
     - Series 'A' convertible preferred stock,
        400,000 shares outstanding                                       0
  Common stock, $.001 par value, 25,000,000 shares authorized,
    5,194,169 and 5,000,000 shares issued and outstanding,
        respectively                                                 5,194
  Paid in capital
     1,522,310
  Retained <deficit>                                             ( 717,207)
     Total Stockholders' Equity                                    811,839

     TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                    $1,568,915

         See accompanying summary of accounting policies and notes to financial statements.

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                  CONSOLIDATED INCOME STATEMENTS
              Years Ended December 31, 1998 and 1997

                                                      1998         1997
Revenues, net of returns and allowances
  of $0 and $120,000, respectively                 $3,766,930   $1,740,902

Cost of sales                                       2,954,605    2,151,379

     Gross Margin (Deficit)                           812,325   (  410,477)

Operating Expenses
   Selling                                             80,387       32,030
   General and administrative                         580,983      281,131
   Patent amortization                                 20,578
   Interest                                            17,767       62,522
   Bad debts (recovery)                             (  11,225)      50,130

                                                      688,490      425,813

Net income before income taxes                        123,835    ( 836,290)

Income taxes                                        (   4,751)

     Net income (loss)                             $  119,084   $( 836,290)

Per share calculations:
  Net income (loss) per above                      $  119,084   $( 836,290)
  Less:  5% preferred stock dividends payable       (  10,296)   (     296)
     Net income (loss) as adjusted                 $  108,788   $( 836,586)

  Net income (loss) per common share                    $ .02       $(0.28)
  Weighted average common shares outstanding        5,078,347    3,038,356

         See accompanying summary of accounting policies and notes to financial statements.

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
              CONSOLIDATED STATEMENTS OF CASH FLOWS
              Years Ended December 31, 1998 and 1997

                                                      1998         1997
Cash Flows Used By Operating Activities
  Net income (loss)                                 $ 119,084   $( 836,290)
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation                                       65,303       41,427
    Patent amortization                                20,578
     Expenses offset by contribution to equity
       Stockholder salary                                           74,400
       Stockholder loan interest                                    62,070
       Stockholder services                                         15,583
     Changes in net assets and liabilities
       Accounts receivable                           (421,629)   ( 248,929)
       Inventory                                     ( 58,333)   ( 249,466)
       Prepaid expenses                                 4,818    (  12,345)
       Accounts payable                               119,073      220,705
       Accrued expenses                                31,003       38,639
       Income taxes payable                             4,752
Net Cash Used By Operating Activities                (115,351)   ( 894,205)

Cash Flows Used By Investing Activities
  Purchases of property and equipment                ( 76,745)   ( 115,474)
  Deposits made                                                   ( 48,664)

Net Cash Used By Investing Activities                (125,409)   ( 115,474)

Cash Flows From Financing Activities
  Sale of common stock                                139,700        1,000
  Collections of stock subscriptions                   20,000
  Advances (net) on bank credit line                   68,096
  Proceeds from advances by stockholders                6,239      984,144
  Proceeds from new installment debt                                59,597
  Payments of installment debt                       ( 15,033)   (   1,266)
Net Cash From Financing Activities                    219,002    1,043,475

     Net increase (decrease) in cash                 ( 21,758)      33,796
Cash Balance
     - at beginning of year                            33,796            0

     - at end of year                               $  12,038    $  33,796

         See accompanying summary of accounting policies and notes to financial statements.

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              Years Ended December 31, 1998 and 1997
                   Preferred Stock  Common Stock    Paid In Accumulated
                    Shares  Amount Shares Amount   Capital  (Deficit) Totals
                           -  -   No activity prior to January 1, 1997   -  -
Stock issued
for Initial
   Contributions
   - Cash                              100  $ 100 $    900           $  1,000
Conversion to equity
  of additional
  amounts payable to
  original
  stockholders
     - Cash                                        407,137            407,137
     - Equipment                                   370,699            370,699
     - Accrued loan
       interest                                     56,606             56,606
Reverse merger with
VMI:
  Existing EPI stock 5,921$1,542    50,000     50   (1,592)
  Additional capital
  contributions
      - Cash                       350,000    350   49,650             50,000
     - Services                  1,600,000  1,600  158,400            160,000
  Exchange of $1
  par VMI
    stock for $.001
    par Company stock
     - reversal of
       $1 par                         (100)  (100)     100
     - issuance
       of $.001 par              3,000,000  3,000   (3,000)
  Less:  costs of
issuance                                          (160,000)          (160,000)
Contribution of
services by officer                                 74,400             74,400
Imputed interest
on stockholder
  cash advances                                      5,464              5,464
Net (loss)                                                 $(836,290)(836,290)

Balances,
December 31, 1997   5,921 $1,542 5,000,000 $5,000 $958,764 $(836,290)$129,016

Stock contributed
by Fairfax                        (900,000) ( 900)     900

Conversion of
 note payable to
 stock                             900,000    900   89,100             90,000

Patent purchase                     80,400     80  164,543            164,623

Acquisition of
GTI shares        400,000    -     193,767    194  402,839            403,033
Sale of GTI
shares for Company
stock                             (367,500) ( 368)(402,665)          (403,033)

Acquisition of
Gecamex assets                                     186,305            186,305

Stock sold for
cash                                51,750     52   78,448             78,500

J. B. Marc
settlement                         235,752    236   60,964             61,200

Accretion of
preferred stock                                    (16,889)           (16,889)
Net income                                                 $ 119,084  119,084

Balances, December
31, 1998          405,921 $1,542 5,194,169 $5,194$1,522,310$(717,207)$811,839

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization. The Company was incorporated as a Nevada corporation on April, 20, 1987, under the name Environmental Pyrogenics, Inc. On December 24, 1997, the Company changed its name to Northport Industries, Inc. in connection with the merger with VMI, Inc. ("VMI"), a Texas corporation.

On December 24, 1997, the Company and VMI completed an Agreement and Plan of Reorganization whereby the Company (a) reduced its total outstanding shares from 7,888,334 to 50,000 shares by a reverse split of 157.76668 for 1, and (b) issued 3,000,000 shares of common stock in exchange for all of the outstanding shares of VMI. The Company then issued 1,600,000 shares to promoters, advisers and attorneys and sold 350,000 shares to raise $350,000 cash. Of this amount, $300,000 was kept by the EPI promoters, $30,000 was transferred to the VMI bank account in December 1997 and $20,000 was collected and transferred in January 1998. EPI thus contributed cash of $30,000 and stock subscriptions receivable of $20,000 in the reorganization. The shares were valued at about $.105 per share, and the net value of the services performed was recorded at $160,000, as a reduction of stockholders' equity. VMI remains a wholly-owned subsidiary.

The acquisition was accounted for as a recapitalization of VMI because the shareholders of VMI controlled the Company after the acquisition. Therefore, VMI is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of VMI in the exchange. The Company is the acquiring entity for legal purposes and VMI is the surviving entity for accounting purposes.

VMI originally incorporated itself in Texas as Hawk Systems, Inc. on December 27, 1996. The Company renamed itself Versatech Manufacturing, Inc. in June, 1997.

Nature of Business. VMI was the result of the evolution of a joint venture between a wholly-owned subsidiary [Gecamex Industries, Inc. ("Gecamex")] of the Canadian public company Versatech Industries, Inc. ("Versatech - Canada"), and Fairfax Industries, Inc. ("Fairfax"), a Michigan corporation. The Company currently operates a 20,000 square foot warehouse in Del Rio, Texas and a 40,000 square foot maquiladora production plant in Acuna, Mexico, across the border from Del Rio. The Company machine-sews golf bags, leather auto replacement parts and child safety seats.

Beginning January 1999, the Company leased a 50,000 square foot plant in Allende, Mexico - about 50 miles south of Acuna.

Principles of consolidation. The financial statements include the accounts of the Company and its wholly-owned subsidiaries, VMI and Gecamex S.A. de C.V., a Mexican corporation. Significant intercompany transactions and balances have been eliminated. The Company subcontracts all Mexican plant operations to a nominee owner, Industrias Loving S.A. de C.V., in Mexico, through which the Company substantially directs all such operations. All such costs are paid weekly and included as manufacturing costs of the Company.

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates and assumptions. Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses at the balance sheet date and for the period then ended. Actual results could differ from these estimates.

Foreign currencies.  All Mexican costs and expenses are paid as incurred in U.
S. dollars translated at the then-prevailing exchange rate. No assets or liabilities exist at balance sheet date that are denominated in any foreign currency. No funds are held in foreign currencies and no currency trading gains or losses are recorded during the year.

Revenue recognition. Revenue is recognized when products are shipped. Bad debts are written off as identified.

Cash and equivalents represent cash and short-term, highly liquid investments with original maturities three months or less.

Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. A summary of inventory is as follows:

                        Finished goods - golf bags               $ 78,251
                        Raw materials
                          - golf bags                   131,662
                          - baby seats                   22,004
                          - stitched leather auto parts 105,862   259,528

                                                                 $337,779

Property and equipment are recorded at cost. Assets acquired from either of the two original shareholders are recorded at their original cost. Depreciation for financial reporting purposes is determined on a straight-line basis with the following estimated useful lives, by class:

     Production / warehouse equipment      10 years       $642,252
     Vehicles                               5   "           60,940
     Office furniture / equipment      3 - 10   "           41,503

                                                          $744,695

Patent is amortized over its remaining useful life of 4 years.

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes. Mexican income taxes are reported by the nominee Mexican entity on nominal earnings and are reimbursed by the Company. Such amounts are considered immaterial and are included as a cost of goods sold. U. S. Income taxes are filed on a consolidated basis, and there are no significant deferrals. See Note 7 for a discussion of the Section 382 limitation.

Preferred stock has two classes. "Regular" preferred stock has a liquidation preference of $39.44 per share, a cumulative dividend of 5%, and is convertible by its holders at a rate of $1 per preferred share into common stock at current market price. "Series A" preferred has a liquidation preference of $1 per share, and all other features of the "regular" preferred stock. Either preferred stock may be callable by the Company by payment of Redemption Value ($1 per share) plus cumulative dividends for either class.

No dividends have ever been declared or paid by the Company. $10,077 in total cumulative arrearage dividends ($.05 per share) are due if the Company ever declares dividends, or upon the event of liquidation.

Earnings per share are computed on the basis of the weighted average number of common shares outstanding, in accordance with FASB Statement 128. Included in the calculation is $10,077 cumulative, preferred dividends which have not yet been earned. One outstanding stock option existed at year-end, and was immaterial with respect to this calculation. There were no stock-based compensation arrangements.

Reclassifications have been made to the 1997 financial statements to conform to the categories used for 1998.

Cash flow statement disclosures include interest actually paid during 1998 and 1997 of $32957 and $452, respectively. Other non cash transactions include:

1998: Purchase of Joh license and patent for 80,400 shares of common stock,
      80,400 shares of redeemable common stock, and 400,000 shares of preferred stock convertible to common after three years, valued collectively at $329,247. This license and patent are valued at cost, which approximates management's estimate of fair market value on the acquisition date.

      Receipt of $180,777 in manufacturing equipment and 100% of the outstanding stock of the Mexican, Gecamex Industries S.A. de C.V. as a contribution of capital by the former shareholder Gecamex Industries, Inc. ("Gecamex") (a Texas corporation), coupled with the collection of $454,305 in trade receivables from Gecamex in exchange for $458,833 in various debts owed, with the $4,528 balance included as a contribution of capital (Note 2).

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

1997: Contributions of $30,000 in inventory and $370,699 in fixed assets by
      Gecamex
      Exchange of services for stock by EPI consultants valued at
      $160,000
      Imputed officer salary of $74,400 and related party imputed loan interest of $5,464 contributed to capital
      Gecamex accrued interest contributed to capital of $56,606
      Accrued stockholder consulting services of $15,583.

      The above 1997 non-cash transactions were expensed in 1997.

FAS 131 disclosures: All company products are aggregated as one business segment for financial reporting purposes, since the production methods for assembling the various products are similar and assembly equipment is similar.

Substantially all Company fixed assets are located at the Company's facilities in Mexico.


NOTE 2 - GECAMEX RELATIONSHIP

Gecamex had been operating maquiladora plants in Mexico since 1991. On January 2, 1997, Fairfax entered into an agreement with Gecamex to form VMI, with $300,000 in fair value of sewing machines and related equipment sold by Fairfax to the Company in exchange for a note payable to Fairfax, and $300,000 in cash loaned by Gecamex. In December 1997, Gecamex converted its entire equity investment in VMI in exchange for debt totaling $400,000 and a 5% royalty on certain revenues.

On June 5, 1998, VMI entered into an agreement with an individual, Guenter Joh ("Joh") whereby (i) VMI issued 80,800 shares of common stock, and another 80,800 common shares which are redeemable at $3 in June, 2000, in exchange for all North American rights to a U. S. patent for a proprietary automotive power train sealing process using a plastic and rubber compound, and (ii) VMI purchased Joh Rubber, Inc., whose sole asset was 289,203 shares of Gecamex Technologies, Inc., ("GTI") for 193,767 shares of Company common stock. GTI is a subsidiary of Versatech and a portion of GTI's shares are publicly traded on a Canadian stock exchange. The power train sealing process rights are exclusive globally excepting Europe. The transaction was valued at $329,247.

On June 22, 1998, Gecamex liquidated its remaining relationship with VMI by trading assets and obligations which resulted in (i) Gecamex selling the remainder of its Mexican operation equipment to the Company for $180,777, (ii) Versatech - Canada returning its 367,500 shares of VMI stock, (iii) Gecamex canceling $458,825 in debt owed by VMI, (iv) VMI canceling $453,297 in debt owed it by Versatech - Canada, (v) VMI turning over its 289,203 shares of GTI to Gecamex, and (vi) VMI transferring non-exclusive rights to the Joh power train sealing process to Gecamex. The transaction is valued at a net $186,305.

                   NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - GECAMEX RELATIONSHIP (continued)

A summary of this transaction is as follows:
                                                    DR                CR
      Receipt of Gecamex fixed assets            $180,777
      Cancellation of Gecamex debt                458,825
      Collection of accounts receivable
        from Versatech                                             $453,297
      Additional paid in capital                                    186,305

VMI inherited Gecamex's principal customer, Regal Plastics, Inc. in this transaction. 1998 sales to Regal from Gecamex were $1,527,000, or 40.5% of total 1998 sales.

Stockholders' equity was increased $350,929 and redeemable common stock by $164,623 by the above two transactions.


NOTE 3 - BANK CREDIT LINE

The Company secured a revolving credit line from Del Rio National Bank on October 27, 1998. This line bears interest at prime + 3%, matures April 25, 1999, and allows the Company to borrow up to 100% of major customer accounts receivable less than 60 days old. The Company is in discussions to expand this credit line availability.


NOTE 4 - INSTALLMENT DEBT

A summary as of December 31, 1998 is as follows:

  Two notes payable to GMAC, payable in 24 remaining equal monthly installments of $1,056, including interest at 9.6% APR,
 collateralized by two 1997 Chevrolet vans                          $ 31,490

  Note payable to Clark Credit, payable in 21 remaining equal monthly installments of $573, including interest at 10.4% APR,
 collateralized by a forklift                                         11,807

 Less:  amounts due in 1999                                          (16,054)

   Net long-term portion due                                        $ 27,243

All long-term debt is due in 2000.

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - RELATED PARTY DEBT

Related party debt consists of advances of $33,528 to Fairfax and $28,471 to Robert Michelini. These notes are payable on demand.


NOTE 6 - FEDERAL INCOME TAXES

Under Internal Revenue Code Section 382, losses are limited whenever Company ownership changes more than 50% within any 36-month period. The Company experienced a 63% ownership change as of February 1998 and therefore 1997 losses of $836,290 offset by 1998 profits through February of $55,804 allow prior operating losses to offset 1998 income by $80,270 and $29,183 per year for 1999 - 2018. The maximum Net Operating Loss available in these future years is $639,464.


NOTE 7 - REDEEMABLE COMMON SHARES

In connection with its purchase of the Joh patent in June 1998, the Company issued 80,800 shares of common stock, redeemable at $3 per share in June 2000. The Company has applied a risk-adjusted discount factor of 20.5% to record these shares in June 1998 for $164,623. This component was recorded as a liability since redemption is beyond Company control. 1998 interest of $16,889 was recorded as accretion of this obligation.

The 20.5% discount factor was determined by management to be the most accurate assessment of true interest cost for this obligation, taking into account the Company's financial position and the financial marketplace.


NOTE 8 - J. B. MARC & ASSOCIATES, INC.

In 1998, the Company hired an investment banker, J. B. Marc & Associates, Inc. ("J. B. Marc"), to sell its common stock. Through a stock offering exempt from registration under Rule 504, J. B. Marc sold shares for $61,200. A dispute arose regarding performance and compensation and the contract was canceled. Total consideration paid to J. B. Marc, including stock distributed to the buyers for this effort was 235,752 shares.

Additional common stock sold directly by the Company was 51,750 shares for $78,500.

                    NORTHPORT INDUSTRIES, INC.
             (Formerly Versatech Manufacturing, Inc.,
     Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - OPERATING LEASES

The Company currently leases its Del Rio warehouse under a month-to-month arrangement for $1,650 per month. Its three Mexican facilities are leased through its Mexican nominee company for $12,540 per month, expiring in 1999. The new Allende facility was leased beginning January 1999 for a 14-month term at $11,277 per month which includes a 15% VAT. Minimum lease payments due are $265,064 in 1999 and $22,554 in 2000.


NOTE 10 - CONTINGENCIES

In addition to Mexican federal payroll taxes, Mexican law requires termination pay for employees who are laid off. Such payment is based on a formula including pay rate and years of service. Consistent with the practice of other maquiladora plants, the Company has not set up a reserve for such payments, contending they are unlikely to ever be due. If an employee quits, he or she is not entitled to any such termination pay. The Company estimates its maximum theoretical exposure to such a liability, as if all employees had been laid off on December 31, 1998, of $150,000.

Many debts of TTM (see Note 2), incurred before its assets were purchased by a predecessor of the Company on February 3, 1995, remain unpaid due to the insolvency of TTM. While the Company claims priority creditor status due to its filing of a lien in Texas for unpaid debts due by TTM to the Company, some of these debts are from Mexico where Texas law regarding priority status of secured creditors may not apply. In 1998, the Company wrote off its $30,000 reserve for claims set up in 1997, because no significant claims ever occurred.


NOTE 11 - MAJOR CUSTOMERS AND VENDORS

Major customers during 1998 were:

  Evenflo / Gerry Baby Products        $2,087,819 or 55.4% of sales
  Regal / Versatech                     1,527,393  " 40.5   "   "

The Company transferred $1,737,840 to the Mexican corporation during 1998 to pay for Mexican plant rent, salaries and other overhead. There were no other vendors that accounted for 10% or more separately of the Company's cost of goods sold.

                                 PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation** (Previously filed)

3.2       Certificate of Amendment to
          Articles of Incorporation dated January 8, 1998 respecting name change and 157.7668 for 1 reverse split**
(Previously filed)

3.3 Certificate of Amendment to the Articles of Incorporation dated December 1, 1998, regarding the Series A Non-Voting
         Preferred Stock** (Previously filed)

3.3a Certificate of Amendment to the Articles of Incorporation dated March 15, 2000, regarding the Series A Non-Voting Preferred
          Stock

3.4      By-Laws** (Previously filed)

10.1     Agreement and Plan of Reorganization dated December 24, 1997**
         (Previously filed)
          Exhibit A-Versatech Manufacturing Inc. stockholders
           Schedule A-701 securities
          Schedule B-Section 4(2) securities
          Schedule C-Section 4(2) securities
          Schedule D-Section 4(2) securities
          Schedule E-Section 4(2) securities
          Exhibit B-Private Placement Stockholders
          Exhibit C-Environmental Pyrogenics, Inc. financial statements for the years ended December 31, 1996 and 1995 and for the period ended March 31, 1997
          Exhibit D-Exceptions
          Exhibit E-Versatech Manufacturing, Inc. financial statements
          Exhibit F-Exceptions
          Exhibit G-Investment Letter
          Exhibit H-Certificate of Officer for Environmental Pyrogenics,
          Inc.
          Exhibit I-Certificate of Officer for Versatech Manufacturing, Inc.

10.2      Offer to Purchase dated August 14, 1998 of JOH Rubber Inc.**
          (Previously filed)
          Schedule B-Release

10.3 Written Compensation Agreement dated December 22, 1997** (Previously filed)

10.4     Engagement Letter** (Previously filed)

10.5      Agreement with Even Flo, Inc.

10.6      Agreement with W.E.T. Automotive Systems, Inc.

10.7      Agreement with Elastomeros Technicos Mundiales S.A. de C.V.

22       Subsidiaries** (Previously filed)

27        Financial Data Schedule** (Previously filed)

          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

          *       Incorporated by reference from initial filing.

                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NORTHPORT INDUSTRIES, INC.

Date: 3/23/00                         By:/s/Robert L. Michelini
                                             ------------------------
                                             Robert L. Michelini, Director
                                             and President

Date: 3/23/00                            By:/s/Matt Baumgartner
                                             ------------------------
                                             Matt Baumgartner, Director
                                             Secretary

Date: 3/23/00                      By:/s/Fernando Gonzales Garza
                                      ---------------------------
                                      Fernando Gonzales Garza
                                      Director

Date: 3/23/00                       By:/s/Bradley D. Osgood
                                        ---------------------------
                                      Bradley D. Osgood, Director